Exhibit 99.1

FOR IMMEDIATE RELEASE

CONVERGED PACKET MICROWAVE SYSTEM EASES EVOLUTION TO 4G BY MERGING LEGACY AND IP TRAFFIC

DragonWave Horizon Harmony enables a seamless transition from TDM, ATM and Frame Relay traffic to a converged packet network

OTTAWA, Canada, February 7, 2011 — The impact of smartphones, Internet appliances and 4G are combining to speed up the evolution away from legacy backhaul solutions and toward high capacity packet microwave systems. With its Horizon® Harmony platform, DragonWave Inc. (TSX: DWI; NASDAQ: DRWI) is delivering a converged, software upgradable system that will transform what could have been an expensive, problem-prone transition to all-Ethernet transport into a competitive advantage for mobile operators.

DragonWave, a leading global supplier of packet microwave radio systems for mobile and access networks, has integrated pseudowire and packet microwave technologies together into a single packet-based, high-capacity system. Horizon Harmony completely bypasses the shortcomings of “hybrid” systems that have been optimized for legacy traffic and services and therefore do not offer a clear evolutionary path to a unified flat-IP network.

Horizon Harmony radically simplifies the complexity of transporting converged TDM, ATM, Frame Relay and packet-based Ethernet traffic. Instead of having to manage, interconnect and multiplex legacy and IP traffic independently at every interconnection point in the network, Horizon Harmony converges all traffic onto a single packet-based transport layer and a single network management platform.

Sophisticated traffic convergence and simplified services management are accomplished while still meeting the most stringent network requirements for time-sensitive applications. By reducing complexity, true traffic convergence also reduces management cost and the probability of operator error.

Because the system is software upgradable, the transition from legacy transport to a system optimized for next-generation applications and services can be accomplished with minimal incremental investment. Mobile operators can gradually accommodate changes in their backhaul traffic and service mix.

“Mobile system operators who have been searching for a technology that will reduce the risk and cost of transitioning to 4G traffic and services will find it in Horizon Harmony,” said Peter Allen, President and CEO of DragonWave Inc. “In addition, they will also reap the operational benefits of higher capacity and improved spectral efficiency delivered by the Horizon packet microwave technology.”

Horizon Harmony operates in the 6 to 60 GHz frequency range and delivers a number of advanced technologies including: Bandwidth Accelerator, Gigabit Ethernet interfaces in addition to the standard 10/100BaseT interfaces; integrated RF and TDM loopbacks, Hitless Automatic Adaptive Modulation (HAAM); and, advanced Ethernet capabilities such as port-based VLAN tagging/switching and support for advanced Ethernet OAM (operations, administration and management) capability.

Horizon Harmony is DragonWave’s first split-mount system to integrate pseudowire technology derived from its acquisition of Axerra with DragonWave’s field proven packet microwave technology. The company’s DragonWave Fusion product line of access gateways, multi-service packet nodes and aggregation hubs play a key role in creating a strategy for the smooth migration to converged packet networks.

DragonWave will display Horizon Harmony, its DragonWave Fusion products and other next-generation converged packet microwave products at Booth #2A118 in Hall A during Mobile World Congress in Barcelona, Spain, February 14-17, 2011.

About DragonWave

DragonWave® is a leading provider of high-capacity packet microwave solutions that drive next-generation IP networks.  DragonWave’s carrier-grade point-to-point packet microwave systems transmit broadband voice, video and data, enabling service providers, government agencies, enterprises and other organizations to meet their increasing bandwidth requirements rapidly and affordably.  The principal application of DragonWave’s products is wireless network backhaul.  Additional solutions include leased line replacement, last mile fiber extension and enterprise networks.  DragonWave’s corporate headquarters is located in Ottawa, Ontario, with sales locations in Europe, Asia, the Middle East and North America.  For more information, visit http://www.dragonwaveinc.com.

DragonWave® and Horizon® are registered trademarks of DragonWave Inc.

Forward-Looking Statements

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements include statements as to DragonWave’s growth opportunities and the potential benefits of, and demand for, DragonWave’s products.  These statements are subject to certain assumptions, risks and uncertainties, including our view of the elative position of DragonWave’s products compared to competitive offerings in the industry. Readers are cautioned not to place undue reliance on such statements.  DragonWave’s actual results, performance, achievements and developments may differ materially from the results, performance, achievements or developments expressed or implied by such statements. Risk factors that may cause the actual results, performance, achievements or developments of DragonWave to differ materially from the results, performance, achievements or developments expressed or implied by such statements can be found in the public documents filed by DragonWave with U.S. and Canadian securities regulatory authorities. DragonWave assumes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law.

Media Contacts

Nadine Kittle Marketing Communications DragonWave Inc. nkittle@dragonwaveinc.com Tel: 613-599-9991 ext 2262	John Lawlor VP Investor Relations DragonWave Inc. jlawlor@dragonwaveinc.com Tel: 613-895-7000	Becky Obbema Interprose Public Relations (for DragonWave) Becky.Obbema@interprosepr.com Tel: (408) 778-2024